

Mail Stop 6010

December 19, 2007

Mr. David Bailey
Chief Executive Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

      Re: **Staar Surgical Company
              Form 10-K for the Fiscal Year Ended December 29, 2006
              Filed March 29, 2007
              File No. 000-11634**

Dear Mr. Bailey:

      We have reviewed your filings and your response letter dated December 11, 2007 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

-Results of Operations, page 32

1.   Please refer to prior comment 1. As noted in your response, please amend your filing to remove the non-GAAP measures referenced in our letter of June 1, 2007.

Consolidated Financial Statements, page F-1

-Consolidated Statement of Cash Flows, page F-8

2.   Please refer to prior comment 2. We note that you are incorporating by reference the December 29, 2006 Form 10-K into your Form S-3, filed May 21, 2007. We further note from your September 28, 2007 Form 10-Q that you restated your statements of cash flows for the nine months ended September 29, 2006 and you will be restating your statements of cash flows for 2006. As such, we believe that you should amend the statements of cash flows in your December 29, 2006 Form 10-K to correct these statements and to provide the disclosures required by paragraph 26 of SFAS 154, including labeling the statements as restated.

        As appropriate, please amend your December 29, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant